                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934
         For the fiscal year ended December 31, 1997, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from ____________ to ____________

         Commission file number: 33-78660

         Full title of the plan:

                    MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN


         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          MOTIVEPOWER INDUSTRIES, INC.
                              1200 Reedsdale Street
                         Pittsburgh, Pennsylvania 15233

                          MOTIVEPOWER INDUSTRIES, INC.
                           ANNUAL REPORT ON FORM 11-K
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                TABLE OF CONTENTS
                                -----------------



                                                                         PAGE
                                                                         ----
INDEPENDENT AUDITORS' REPORT
                                                                            3

FINANCIAL STATEMENTS
Statements of Net Assets Available for                                      4
Benefits, With Fund Information, December 31, 1997
and 1996

Statement of Changes in Net Assets                                          5
Available for Benefits, With Fund Information, for the Year Ended December 31, 1997

Notes to Financial Statements                                               6

SUPPLEMENTAL SCHEDULES
Item 27(a) - Schedule of Assets Held for                                   12
Investment Purposes (at the end of the plan year)
December 31, 1997

Item 27(d) - Schedule of Reportable Transactions                           13
for the Year ended December 31, 1997

SIGNATURE                                                                  14

EXHIBITS

Independent Auditors' Consent                                              15

Independent Auditors' Report
----------------------------

To the MotivePower Industries, Inc. Savings Plan and Participants:

We have audited the accompanying statements of net assets available for benefits with fund information of the MotivePower Industries, Inc. Savings Plan as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in its net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents as of December 31, 1997 and for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Grossman Yanak & Ford LLP


Grossman Yanak & Ford LLP
Pittsburgh, Pennsylvania
June 1, 1998


     MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN


     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION,
     DECEMBER 31, 1997 AND 1996

                                                                               FUND INFORMATION
                                                -----------------------------------------------------------------------------------

                                                                                                         PARTICIPANT
                                                                                                           DIRECTED
                                                -----------------------------------------------------------------------------------
                                                MOTIVEPOWER  T. ROWE PRICE T. ROWE PRICE T. ROWE PRICE   T. ROWE PRICE T. ROWE PRICE
                                                  COMMON      STABLE VALUE INTERNATIONAL   SCIENCE &       SPECTRUM      SHORT-TERM
                                                   STOCK          FUND       STOCK FUND  TECHNOLOGY FUND  INCOME FUND     BOND FUND
                                                -----------  ------------- ------------- --------------- ------------- -------------
(DECEMBER 31, 1997)
ASSETS:
------
     Investments, at fair value:
          MotivePower common stock               $2,544,955    $        -    $        -     $        -    $        -      $      -
          Registered investment companies                 -     2,485,365     1,446,336      2,783,021     1,607,606       499,604
          Loans to participants                           -             -             -              -             -             -
                                                 ----------    ----------    ----------     ----------    ----------      --------
               Total investments                  2,544,955     2,485,365     1,446,336      2,783,021     1,607,606       499,604
                                                 ----------    ----------    ----------     ----------    ----------      --------

     Receivables:
          Employer                                        -             -             -              -             -             -
          Participant                                     -             -             -              -             -             -
                                                 ----------    ----------    ----------     ----------    ----------      --------
               Total receivables                          -             -             -              -             -             -
                                                 ----------    ----------    ----------     ----------    ----------      --------

               Total assets                       2,544,955     2,485,365     1,446,336      2,783,021     1,607,606       499,604
                                                 ----------    ----------    ----------     ----------    ----------      --------

LIABILITIES:
-----------
     Employer contribution paid in advance                -             -             -              -             -             -
                                                 ----------    ----------    ----------     ----------    ----------      --------
               Net assets available for benefits $2,544,955    $2,485,365    $1,446,336     $2,783,021    $1,607,606      $499,604
                                                 ==========    ==========    ==========     ==========    ==========      ========


(DECEMBER 31, 1996)
ASSETS:
------
     Investments, at fair value:
          MotivePower common stock               $  629,855    $        -    $        -     $        -    $        -      $      -
          Registered investment companies                 -     2,343,186     1,523,918      3,019,479     1,482,246       520,057
          Loans to participants                           -             -             -              -             -             -
                                                 ----------    ----------    ----------     ----------    ----------      --------
               Total investments                    629,855     2,343,186     1,523,918      3,019,479     1,482,246       520,057
                                                 ----------    ----------    ----------     ----------    ----------      --------

     Receivables:
          Employer                                        -             -             -              -             -             -
          Participant                                     -             -             -              -             -             -
                                                 ----------    ----------    ----------     ----------    ----------      --------
               Total receivables                          -             -             -              -             -             -
                                                 ----------    ----------    ----------     ----------    ----------      --------

               Total assets                         629,855     2,343,186     1,523,918      3,019,479     1,482,246       520,057
                                                 ----------    ----------    ----------     ----------    ----------      --------

LIABILITIES:
-----------
     Employer contribution paid in advance                -                           -              -             -             -
                                                 ----------    ----------    ----------     ----------    ----------      --------
               Net assets available for benefits $  629,855    $2,343,186    $1,523,918     $3,019,479    $1,482,246      $520,057
                                                 ==========    ==========    ==========     ==========    ==========      ========


                                                                FUND INFORMATION
                                                 ------------------------------------------------

                                                                                    NON-PARTICIPANT
                                                                                        DIRECTED
                                                 ----------------------------------- ------------
                                                  T. ROWE PRICE                       MOTIVEPOWER
                                                     SPECTRUM       LOAN                COMMON
                                                   GROWTH FUND      FUND     OTHER       STOCK       TOTAL
                                                  -------------   -------- ---------  ----------- -----------
(DECEMBER 31, 1997)
ASSETS:
------
     Investments, at fair value:
          MotivePower common stock                  $        -    $      -  $      -  $2,643,417  $ 5,188,372
          Registered investment companies            2,875,782           -         -           -   11,697,714
          Loans to participants                              -     536,140         -           -      536,140
                                                    ----------    -------- ---------   ---------  -----------
               Total investments                     2,875,782     536,140         -   2,643,417   17,422,226
                                                    ----------    -------- ---------   ---------  -----------

     Receivables:
          Employer                                           -           -    51,366           -       51,366
          Participant                                        -           -    87,048           -       87,048
                                                    ----------    -------- ---------   ---------  -----------
               Total receivables                             -           -   138,414           -      138,414
                                                    ----------    -------- ---------   ---------  -----------

               Total assets                          2,875,782     536,140   138,414   2,643,417   17,560,640
                                                    ----------    -------- ---------   ---------  -----------

LIABILITIES:
-----------
     Employer contribution paid in advance                   -           -   278,293           -      278,293
                                                    ----------    -------- ---------   ---------  -----------
               Net assets available for benefits    $2,875,782   $ 536,140 $(139,879) $2,643,417  $17,282,347
                                                    ==========    ======== =========   =========  ===========


(DECEMBER 31, 1996)
ASSETS:
------
     Investments, at fair value:
          MotivePower common stock                  $        -    $      - $       -   $ 873,273  $ 1,503,128
          Registered investment companies            2,360,174           -         -           -   11,249,060
          Loans to participants                              -     312,894         -           -      312,894
                                                    ----------    -------- ---------   ---------  -----------
               Total investments                     2,360,174     312,894         -     873,273   13,065,082
                                                    ----------    -------- ---------   ---------  -----------

     Receivables:
          Employer                                           -           -         -           -            -
          Participant                                        -           -    43,050           -       43,050
                                                    ----------    -------- ---------   ---------  -----------
               Total receivables                             -           -    43,050           -       43,050
                                                    ----------    -------- ---------   ---------  -----------

               Total assets                          2,360,174     312,894    43,050     873,273   13,108,132
                                                    ----------    -------- ---------   ---------  -----------

LIABILITIES:
-----------
     Employer contribution paid in advance                   -           -   249,800           -      249,800
                                                    ----------    -------- ---------   ---------  -----------
               Net assets available for benefits    $2,360,174    $312,894 $(206,750)  $ 873,273  $12,858,332
                                                    ==========    ======== =========   =========  ===========




See accompanying notes to the financial statements.

         MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                 FUND INFORMATION
                                                              ----------------------------------------------------------------------

                                                                                                                        PARTICIPANT
                                                                                                                          DIRECTED
                                                              ----------------------------------------------------------------------
                                                               MOTIVEPOWER T. ROWE PRICE T. ROWE PRICE  T. ROWE PRICE  T. ROWE PRICE
                                                                  COMMON    STABLE VALUE INTERNATIONAL    SCIENCE &      SPECTRUM
                                                                   STOCK        FUND      STOCK FUND   TECHNOLOGY FUND  INCOME FUND
                                                               ----------- ------------- ------------- --------------- -------------

Investment income:
     Dividends                                                    $        -   $  143,851    $   76,388     $  263,558   $  113,752
     Interest                                                              -            -             -              -            -
     Net appreciation (depreciation) in fair value of investments  1,415,252            -       (30,130)      (225,236)      61,402
                                                                  ----------   ----------    ----------     ----------   ----------
          Total investment income                                  1,415,252      143,851        46,258         38,322      175,154
                                                                  ----------   ----------    ----------     ----------   ----------

Contributions:
     Employer                                                              -            -             -              -            -
     Participant directed                                            165,181      154,275       157,197        277,651      127,004
     Participant rollovers                                            79,601       32,082             -         49,316        7,814
                                                                  ----------   ----------    ----------     ----------   ----------
          Total contributions                                        244,782      186,357       157,197        326,967      134,818
                                                                  ----------   ----------    ----------     ----------   ----------

Other                                                                 62,304        7,528         3,262          6,612        2,770
                                                                  ----------   ----------    ----------     ----------   ----------
          Total additions                                          1,722,338      337,736       206,717        371,901      312,742
                                                                  ----------   ----------    ----------     ----------   ----------

Forfeitures                                                                -            -             -              -            -
Benefits paid to participants                                       (101,653)    (177,623)     (212,878)      (350,301)    (193,347)
                                                                  ----------   ----------    ----------     ----------   ----------
          Total deductions                                          (101,653)    (177,623)     (212,878)      (350,301)    (193,347)
                                                                  ----------   ----------    ----------     ----------   ----------

          Net increase (decrease)                                  1,620,685      160,113        (6,161)        21,600      119,395

Interfund transfers                                                  294,415      (17,934)      (71,421)      (258,058)       5,965
                                                                  ----------   ----------    ----------     ----------   ----------
          Net increase (decrease)                                  1,915,100      142,179       (77,582)      (236,458)     125,360

Net assets available for benefits:
     Beginning of year                                               629,855    2,343,186     1,523,918      3,019,479    1,482,246
                                                                  ----------   ----------    ----------     ----------   ----------
     End of year                                                  $2,544,955   $2,485,365    $1,446,336     $2,783,021   $1,607,606
                                                                  ==========   ==========    ==========     ==========   ==========

                                                                                           FUND INFORMATION
                                                                     ---------------------------------------------------------------

                                                                                                        NON-PARTICIPANT
                                                                                                            DIRECTED
                                                                     ---------------------------------- ---------------
                                                                        T. ROWE PRICE                     MOTIVEPOWER
                                                                           SPECTRUM    LOAN                 COMMON
                                                                         GROWTH FUND   FUND      OTHER       STOCK         TOTAL
                                                                       -------------- -------  -------- --------------- -----------

Investment income:
     Dividends                                                          $  290,891   $      -  $       -  $        -    $   917,384
     Interest                                                                    -     34,280          -           -         34,280
     Net appreciation (depreciation) in fair value of investments          129,412          -          -   1,717,248      3,069,046
                                                                        ----------   --------  ---------  ----------    -----------
          Total investment income                                          420,303     34,280          -   1,717,248      4,020,710
                                                                        ----------   --------  ---------  ----------    -----------

Contributions:
     Employer                                                                    -          -     51,366     348,864        400,230
     Participant directed                                                  269,229          -     87,048           -      1,285,763
     Participant rollovers                                                  80,587          -          -           -        262,092
                                                                        ----------   --------  ---------  ----------    -----------
          Total contributions                                              349,816          -    138,414     348,864      1,948,085
                                                                        ----------   --------  ---------  ----------    -----------

Other                                                                        3,798          -          -           -         87,825
                                                                        ----------   --------  ---------  ----------    -----------
          Total additions                                                  773,917     34,280    138,414   2,066,112      6,056,620
                                                                        ----------   --------  ---------  ----------    -----------

Forfeitures                                                                      -          -    (28,493)          -        (28,493)
Benefits paid to participants                                             (201,582)   (32,815)         -    (289,906)    (1,604,112)
                                                                        ----------   --------  ---------  ----------    -----------
          Total deductions                                                (201,582)   (32,815)   (28,493)   (289,906)    (1,632,605)
                                                                        ----------   --------  ---------  ----------    -----------

          Net increase (decrease)                                          572,335      1,465    109,921   1,776,206      4,424,015

Interfund transfers                                                        (56,727)   221,781    (43,050)     (6,062)             -
                                                                        ----------   --------  ---------  ----------    -----------
          Net increase (decrease)                                          515,608    223,246     66,871   1,770,144      4,424,015

Net assets available for benefits:
     Beginning of year                                                   2,360,174    312,894   (206,750)    873,273     12,858,332
                                                                        ----------   --------  ---------  ----------    -----------
     End of year                                                        $2,875,782   $536,140  $(139,879) $2,643,417    $17,282,347
                                                                        ==========   ========  =========  ==========    ===========


See accompanying notes to the financial statements.

                    MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.       Description of the Company and the Plan
         ---------------------------------------

         MotivePower Industries, Inc. and its subsidiaries (collectively, the "Company") is a leader in the manufacturing of products for rail and other power-related industries. Through its subsidiaries, the Company manufactures and distributes engineered locomotive components and parts; provides locomotive fleet maintenance; overhauls and remanufactures locomotives; manufactures environmentally friendly switcher, commuter and mid-range DC and AC traction, diesel-electric and liquefied natural gas locomotives up to 4,000 horsepower; and manufactures components for power, marine and industrial markets. The Company's primary customers are freight and passenger railroads, including every Class I railroad in North America.

         On November 28, 1997, the Company acquired certain assets and liabilities of Jomar, an Illinois based manufacturer of locomotive brake rigging and other related components. On December 2, 1997, the Company acquired all the outstanding shares of Microphor, a California based manufacturer of self-contained sanitation and waste retention systems. The acquisitions did not have a material impact to the MotivePower Industries, Inc. Savings Plan's net assets available for benefits as of December 31, 1997.

         The following description of the MotivePower Industries, Inc. Savings Plan (the "Plan"), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

         General
         The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a Committee appointed by the Board of Directors or the Chief Executive Officer of the Company. The Committee as named fiduciary, has all powers necessary to carry out the provisions of the Plan and to satisfy the requirements of any applicable law. The Committee establishes among other things the funding policy of the plan. T. Rowe Price Trust Company (the "Trustee") serves as trustee of the Plan. The Trustee is custodian of the Plan's assets and invests all contributions to the Plan as directed by the Committee and/or the Participants. T. Rowe Price Retirement Plan Services, Inc. (the "Record Keeper") serves as recordkeeper of the Plan.

         The Plan is composed of eight funds: the MotivePower Industries, Inc. Common Stock Fund which invests exclusively in the stock of MotivePower Industries, Inc.; the T. Rowe Price Stable Value Fund, which invests primarily in investment contracts issued by insurance companies and banks; the T. Rowe Price International Stock Fund, which invests in the stock of foreign companies; the T. Rowe Price Science & Technology Fund, which invests in companies in a wide range of industries including computers, genetic engineering, communications, health care and waste management; the T. Rowe Price Spectrum Income Fund, which invests in up to seven

         T. Rowe Price Funds selecting from a variety of income instruments including: treasuries, GNMAs, and high quality bonds; high yield bonds; foreign issues; and dividend paying stocks; the T. Rowe Price Short-Term Bond Fund, which invests in short- and intermediate-term securities, focusing on high quality treasuries, certificates of deposit, and finance industry bonds; the T. Rowe Price Spectrum Growth Fund, which invests in up to seven T. Rowe Price Funds selecting from domestic and international stocks and money market securities; and a Participant Loan Fund. Participants may transfer balances between funds daily.

         The investments in the Plan are subject to market risk related to the underlying securities.

         Participation
         Participation in the Plan is extended to substantially all salaried and hourly employees regularly employed by the Company and not covered under the terms of collective bargaining agreements. An eligible employee may become a Participant in the Plan by completing an enrollment form whereby the employee authorizes regular salary deferrals for each pay period which the Company shall then contribute to the Plan. These contributions are excluded from the Participants' taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. A Participant may direct the Company to increase or decrease the percentage of salary deferrals as soon as practicable after written notice has been delivered.

         Contributions
         The Plan provides that a Participant may elect to defer up to the lesser of 15% of salary or the applicable limit established by Internal Revenue Service Code Section 402(g) ($9,500 for the 1997 calendar year). The Plan also provides that certain limitations may be imposed on Participant contributions in order to comply with statutory requirements.

         Effective January 1, 1997 the Company made basic contributions, in an amount equal to 1% of an eligible employee's gross salary and on July 1, 1997 the Company increased those basic contributions equal to 2% of an eligible employee's gross salary. The Company basic contributions are in the form of Company stock. Beginning January 1, 1998 the Company will make matching contributions, in the form of Company stock, of 50% of an eligible employee's contributions into the Plan to a maximum total of 3% of eligible gross wages. Company basic contributions may not be directed by the Participant while Company matching contributions may be redirected by the Participant once contributed into the Plan.

         Withdrawals
         All Participants are permitted to make withdrawals from the Plan subject to provisions in the Plan document. Inactive or terminated Participants may request a lump sum distribution.

         Investment Elections
         Each Participant may direct salary deferral contributions to be invested in one or more of the eight funds described above. A Participant may change such allocation and/or transfer all or a portion of the value of his or her account, in minimum increments of 1% by notifying the Trustee.

         Valuation
         All of a Participant's salary deferral contributions are credited to his or her account. The value of each of the separate funds is determined on each valuation date (daily). The Record Keeper then determines the value and increases or decreases each Participant's account to reflect his or her proportionate interest in each of the funds. A Participant's interest is represented by shares in each fund. Any cash or stock dividend received on shares of Company stock shall be allocated to Participants' accounts.

         Vesting
         Participants' salary deferral contributions and Company basic contributions are fully vested at all times. With respect to vesting of Company matching contributions, upon completion of five years of service or after attaining Normal Retirement Date (age 65) or by reason of disability or death, a Participant shall become fully vested. Participants are credited with years of service based on years of service with the Company, the previous parent of the Company, subsidiaries of the Company, and subsidiaries acquired through acquisitions depending on the terms of the acquisition agreement. A Participant with less than five years of service shall vest in Company matching contributions according to the following schedule:

                     Years of Service                   Vesting Percentage
                     ----------------                   ------------------
                     Less than 1                               0%
                     1 but less than 2                        20%
                     2 but less than 3                        40%
                     3 but less than 4                        60%
                     4 but less than 5                        80%
                     5 or more                               100%

         Amounts contributed through salary deferrals may be withdrawn by or distributed to a Participant only (1) upon termination of employment or
         (2) upon attaining the age of 59-1/2. Upon proof, to the satisfaction of the Committee, of an immediate and heavy financial need, amounts in the salary deferral account may be withdrawn for a hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to age 59-1/2.

         Forfeitures
         When certain terminations of participation in the Plan occur, the nonvested portion of a Participant's account, as defined by the Plan, generally results in a forfeiture. Such forfeitures are available to reduce subsequent Company matching contributions to the Plan. It is the Plan's intention to begin utilizing such forfeitures in the first quarter of 1998 to reduce subsequent Company matching contributions. At December 31, 1997 and 1996, unallocated forfeitures totaled $278,293 and $249,800, respectively. However, if upon reemployment, the former Participant fulfills certain requirements, as defined in the Plan, the previously forfeited nonvested portion of the Participant's account will be restored through Company contributions. Participant forfeitures are invested in the T. Rowe Price Stable Value Fund.

         Loans to Participants
         The Plan allows for loans to Participants. A Participant may apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of his or her vested account balance) from their account balance. The loans are repaid over a period not exceeding five years; with respect to a loan for the purchase of a primary residence the term may exceed five years. Interest is charged at a rate deemed reasonable by the Committee. Payments of principal and interest are credited to the Participant's account. Participants may have only one outstanding loan at any time.

         Plan Termination
         The Company has the right to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each Participant's Company contribution account will be fully vested. Benefits under the Plan are provided solely from the Plan assets.

2.       Summary of Significant Accounting Policies
         ------------------------------------------

         Basis of Accounting
         The financial statements of the Plan are prepared under the accrual basis of accounting.

         Use of Estimates
         The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results may differ from those estimates.

         Valuation of Investments
         The Plan's shares of common stock and registered investment companies are presented at fair market value, which is based on published market quotations. Loans to Participants are valued at cost, which approximates fair value.

         In 1996, the Plan adopted the American Institute of CPA's Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans". Adoption of this statement had no effect on the net assets available for benefits or changes therein.

         Measurement Date
         Purchases and sales of securities are recorded on a trade-date basis.

         Expenses
         The Company has paid all costs and expenses incurred in the administration of the Plan.

         Payment of Benefits
         Benefits are recorded when paid.

         Reclassifications
         Certain previously reported amounts have been reclassified to conform to the 1997 presentation.

3.       Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500 for the 1997 and 1996 Plan year:

                                                                                     1997                    1996
                                                                                ----------------     ----------------
           Net assets available for benefits per the financial statements           $17,282,347          $12,858,332
                 Less amounts allocated to withdrawing Participants                      31,568              122,183
                                                                                ----------------     ----------------
           Net assets available for benefits per the Form 5500                      $17,250,779          $12,736,149
                                                                                ================     ================


         The following is a reconciliation of benefits paid to Participants as reflected in the financial statements to the Form 5500 for the 1997 Plan year.

                                                                                      1997
                                                                                ----------------

           Benefits paid to Participants per the financial statements                $1,604,112
                 Add:  Amounts allocated to withdrawing Participants at
                               December 31, 1997                                         31,568
                 Less: Amounts allocated to withdrawing Participants at
                               December 31, 1996                                       (122,183)
                                                                                ----------------
           Benefits paid to Participants per the Form 5500                           $1,513,497
                                                                                ================

         Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

4.    Tax Status

      The Plan obtained its latest determination letter on February 12, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and that therefore, the Plan qualified under Section 401(a) of the Code as of December 31, 1995. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    Investments Exceeding 5% of Net Assets

      The Plan's investments which exceeded 5% of net assets available for benefits are as follows:

                                                                               December 31,
                                                                               ------------
                                                                        1997                  1996
                                                                    ------------         -------------
        MotivePower Industries, Inc. Common Stock                   $  5,188,372         $  1,503,128
        T. Rowe Price Stable Value Fund                                2,485,365            2,343,186
        T. Rowe Price  International Stock Fund                        1,446,336            1,523,918
        T. Rowe Price Science & Technology Fund                        2,783,021            3,019,479
        T. Rowe Price Spectrum Income Fund                             1,607,606            1,482,246
        T. Rowe Price Spectrum Growth Fund                             2,875,782            2,360,174



6.    Litigation Settlement
      ---------------------

      In 1997, the Plan, as a former shareholder of Morrison Knudsen, received a settlement award related to the class action shareholder litigation suit brought against the Company's former parent, Morrison Knudsen. The total award of $87,825 has been reflected as an other addition in the 1997 statement of changes in net assets available for benefits.

MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN

EIN:  82-0461010
PLAN NUMBER:  001
ITEM 27 (a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (AT THE END OF THE PLAN YEAR) DECEMBER 31, 1997
--------------------------------------------------------------------------------






COLUMN A                    COLUMN B                                    COLUMN C                      COLUMN D          COLUMN E
--------                    --------                                    --------                      --------          --------

                                                          DESCRIPTION OF INVESTMENT INCLUDING
                  IDENTITY OF ISSUE, BORROWER,              MATURITY DATE, RATE OF INTEREST,                            CURRENT
                    LESSOR OR SIMILAR PARTY                COLLATERAL, PAR OR MATURITY VALUE         COST                VALUE
                    -----------------------                ---------------------------------         ----                -----

              COMMON STOCK
              ------------
      *       MotivePower Industries, Inc.         MotivePower Industries, Inc. Common Stock
                                                   223,155.785 Shares                               $  2,294,643       $  5,188,372
                                                                                                    -------------      -------------

              REGISTERED INVESTMENT COMPANIES
              -------------------------------
      *       T. Rowe Price Trust Company          T. Rowe Price Stable Value Fund
                                                   2,485,365 Shares                                    2,485,365          2,485,365

      *       T. Rowe Price Trust Company          T. Rowe Price International Stock Fund
                                                   107,774.674 Shares                                  1,357,406          1,446,336

      *       T. Rowe Price Trust Company          T. Rowe Price Science & Technology Fund
                                                   102,091.747 Shares                                  2,667,880          2,783,021

      *       T. Rowe Price Trust Company          T. Rowe Price Spectrum Income Fund
                                                   137,873.573 Shares                                  1,499,312          1,607,606

      *       T. Rowe Price Trust Company          T. Rowe Price Short-Term Bond Fund
                                                   106,752.926 Shares                                    503,475            499,604

      *       T. Rowe Price Trust Company          T. Rowe Price Spectrum Growth Fund
                                                   180,526.195 Shares                                  2,501,291          2,875,782
                                                                                                    -------------      -------------

                                                                                                      11,014,729         11,697,714
                                                                                                    -------------      -------------

              LOAN FUND
              ---------
      *       Participant Loans                    Various Loans; 8.0% to 10.0%, due
                                                   12 to 120 months from date of loan                          -            536,140
                                                                                                    -------------      -------------

                                                                                                    $ 13,309,372       $ 17,422,226
                                                                                                    =============      =============

            * Party-in-Interest

      Note: Cost of participant loans is $-0- as indicated in the instructions to Form 5500 - item 27 (a).

MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN

EIN:  82-0461010
PLAN NUMBER:  001
ITEM  27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1997
--------------------------------------------------------------------------------
SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS




               Column A                             Column B             Column C   Column D  Column G       Column H       Column I
               --------                             --------             --------   --------  --------       --------       --------

                                                                                                          Current Value
             Identity of                                                 Purchase    Selling    Cost       of Asset on      Net Gain
            Party Involved                    Description of Asset         Price      Price   of Asset   Transaction Date  or (Loss)
            --------------                    --------------------         -----      -----   --------   ----------------  ---------
T. Rowe Price Trust Company    T. Rowe Price Stable Value Fund           $ 511,278            $ 511,278      $ 511,278
                                                                                    $ 369,378   369,378        369,378     $       -

T. Rowe Price Trust Company    T. Rowe Price Science & Technology Fund     753,650              753,650        753,650
                                                                                      764,871   703,208        764,871       61,663

T. Rowe Price Trust Company    T. Rowe Price International Stock Fund      324,479              324,479        324,479
                                                                                      371,930   323,979        371,930       47,951

T. Rowe Price Trust Company    T. Rowe Price Spectrum Income Fund          359,890              359,890        359,890
                                                                                      295,932   285,128        295,932       10,804

T. Rowe Price Trust Company    T. Rowe Price Spectrum Growth Fund          800,322              800,322        800,322
                                                                                      413,459   342,103        413,459       71,356

MotivePower Industries, Inc.   MotivePower Industries, Inc. Common Stock 1,072,217            1,072,217      1,072,217
                                                                                      519,359   263,444        519,359      255,915


Note: Columns E (Lease/Rental) and F (Expense Incurred With Transactions) have been omitted because there is no information to report.

         SIGNATURE
         ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN
                                      By: MOTIVEPOWER INDUSTRIES, INC.
                                      Plan Administrator

         Date  June 15, 1998          By /s/ SCOTT WAHLSTROM
             ----------------------     -------------------------------------
                                      Scott Wahlstrom
                                      Vice President of Human Resources